SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2007

OR

(    ) TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transaction period from _________________ to ________________

COMMISSION FILE NUMBER: 001-32007

1.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

The NewAlliance Bank 401(k) Plan

2.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

NewAlliance Bancshares, Inc.
195 Church Street
New Haven, Connecticut 06510

The NewAlliance Bank
401(k) Plan

Financial Statements and
Supplemental Schedule

December 31, 2007

The NewAlliance Bank 401(k) Plan

Table of Contents:

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 9

SUPPLEMENTAL SCHEDULE: *

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	10

*
Other supplemental schedules required by 29 CFR 2520 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required or not applicable.

Report of Independent Registered Public Accounting Firm To the Participants and Administrator of the NewAlliance Bank 401(k) Plan:	WHITTLESEY & HADLEY, P.C. Certified Public Accountants/Consultants 147 Charter Oak Avenue Hartford, Connecticut 06106 860.522.3111 (voice) 860.524.4475 (fax) www.whcpa.com

We have audited the accompanying statements of net assets available for benefits of the NewAlliance Bank 401(k) Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007, 2006 and 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006 and the changes in net assets available for benefits for each of the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartford, Connecticut
June 17, 2008

The NewAlliance Bank 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,

(In thousands)	2007	2006

Assets
Investments	$48,085	$49,797
Participant loans	998	884
Accrued interest receivable	7	7
Contributions receivable from participants	113	103
Diversifications receivable from ESOP	6	-

Total assets	$49,209	$50,791

Liabilities
Accrued expenses	$33	$2

Total liabilities	33	2

Net assets available for benefits	$49,176	$50,789

The accompanying notes are an integral part of these financial statements.

The NewAlliance Bank 401(k) Plan
Statements of changes in Net Assets Available for Benefits

	For the Years Ended
	December 31,

(In thousands)	2007	2006	2005

Additions to net assets attributable to:
Investment Income:
Interest and dividends	$2,020	$1,308	$829
Interest on loans to participants	64	44	30
Net (depreciation) appreciation in fair value of investments	(4,066)	4,038	708

Total investment income	(1,982)	5,390	1,567

Contributions:
Participants	3,981	3,618	3,244
Rollovers	118	377	1,899

Total contributions	4,099	3,995	5,143

Total additions	2,117	9,385	6,710

Deductions from net assets attributable to:
Distributions	3,617	3,141	4,600
Administrative and other expenses	131	103	92

Total deductions	3,748	3,244	4,692

Net (decrease) increase	(1,631)	6,141	2,018
Transfer of assets to The Plan	18	1,188	1,296
Net assets available for benefits
Beginning of year	50,789	43,460	40,146

End of year	$49,176	$50,789	$43,460

The accompanying notes are an integral part of these financial statements.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of The NewAlliance Bank 401(k) Plan (the “Plan”) provides only general provisions of the Plan. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of NewAlliance Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On April 1, 2004, the Plan’s sponsor, NewAlliance Bank, converted from a state-chartered mutual savings bank to a state-chartered stock savings bank and issued approximately 106 million shares of common stock at $10 per share. In connection with the conversion, the Bank registered 1,000,000 shares which were available for purchase by participants using employee contributions through the NewAlliance Bancshares, Inc. Restricted Unitized Stock Fund. Participants were unable to sell these shares for a period of one year, at which time the restricted units were transferred to the NewAlliance Bancshares, Inc. Unitized Stock Fund.

Effective April 1, 2004, the Plan name was changed to The NewAlliance Bank 401(k) Plan. Also effective April 1, 2004, the Bank’s matching contributions and any discretionary contributions are made to The NewAlliance Bancshares, Inc. Employee Stock Ownership Plan (“ESOP”) and are no longer made to the Plan.

Plan Administration

The Compensation Committee of the Bank is the Plan Administrator. The Plan’s trustee and custodian of Plan assets is Wachovia Bank, N.A., who is responsible for all investment assets and the execution of all investment transactions. USI Consulting Group, Inc. serves as the record keeper for the Plan.

Eligibility

An employee who has been employed by the Bank for three months and is at least 20-1/2 years old is eligible to participate in the Plan. A participant may elect to authorize a payroll deduction of not more than 100% of their compensation, as defined, up to the Internal Revenue Service (“IRS”) defined maximum dollar amount, as an elective salary deferral contribution to their account in the Plan. Participants may enter the Plan on the first day of any month following the month in which they meet eligibility requirements.

Employer Matching Contributions

An employee who has been employed by the Bank for one year and is at least 20-1/2 years old is eligible to receive matching contributions beginning the quarter after the one-year anniversary of service. Prior to April 1, 2004, the Bank made matching and discretionary contributions to the Plan in the form of cash. Effective April 1, 2004, matching and discretionary contributions ceased to be made to the Plan and instead are made to the ESOP in the form of common shares of NewAlliance Bancshares, Inc (the “Company”). The annual uniform matching contribution made to the ESOP is equal to 50% of a participant’s pre-tax contribution to the Plan, with a maximum of 3% of such participant’s total annual compensation.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant account is credited with participant contributions and Plan earnings based on allocations as defined under the Plan. A participant is entitled to the benefit that can be provided from the participant’s vested account balance. Participants may direct the investment of their accounts into one of several investment options as discussed in Note 2.

In accordance with the Pension Protection Act of 2006, Plan participants are allowed to diversify their ESOP Plan assets by transferring those assets into their individual 401(k) accounts utilizing the investment options available in the Plan. For the year ended December 31, 2007, diversification transfers into the Plan amounted to $17,901. There were none for the year ended December 31, 2006.

Vesting

Under the Plan, a participant is fully vested at all times with respect to participant contributions. Matching and discretionary contributions made through the 401(k) plan ceased on April 1, 2004. Participants participating in the Plan prior to this date become 25% vested after 2 years, 50% vested after 3 years, 75% vested after 4 years, and 100% vested after 5 years. Discretionary contributions made prior to April 1, 2004 were considered fully vested for all participating participants. Upon death or permanent disability while employed at the Bank, a participant becomes 100% vested regardless of years of service.

Payment of Benefits

A participant may apply to the Plan to withdraw amounts from their account if they are over 59-1/2 years old and (i) their account has accumulated for at least 2 years or (ii) they have been a participant in the Plan for at least 5 years. In addition, a participant may apply for a withdrawal in the event of hardship, as defined in the Plan. All hardship withdrawals are subject to the approval of the Plan administrator and must meet the hardship requirements as defined by the IRS.

Upon termination of service, participants with balances less than $5,000 receive lump sum distributions. Participants with balances of $1,000 to $5,000 are notified of their account status. If they do not request a distribution or rollover, the account is automatically rolled over into an Individual Retirement Account (“IRA”) at the Plan sponsor. Participants with balances in excess of $5,000 can either continue to participate in the Plan, request a lump sum distribution, or request a rollover to a new qualified plan or an IRA. At December 31, 2007 and 2006, payments totaling $114,790 and $353,267 respectively, were due to participants who withdrew from the plan.

Forfeitures

Forfeitures relate to matching contributions made prior to April 1, 2004, and result from participants that terminate employment prior to becoming fully vested. The forfeiture reserve balance of $26,484 and $24,945 at December 31, 2007 and 2006, respectively, is included in the Pioneer Cash Reserve Account and is available to reduce future employer contributions made to the Plan, in accordance with the Plan document. The forfeiture reserve balance was not used in the years ended December 31, 2007 and 2006.

Loans to Participants
Participants may make an application to the Plan administrator for a maximum of two outstanding loans at any one time. Loan amounts range from a minimum of $1,000 to a maximum of $50,000.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

The loans are collateralized by the participant’s vested account balance and generally bear a fixed interest rate based on the current prime interest rate as of the loan origination date. Principal and interest is paid through monthly payroll deductions for a maximum term of five years, except for loans made for the acquisition of a principal residence, which are repaid according to the provisions in the Plan document.

Plan Amendment

The Plan adopted an amendment which became effective January 1, 2006 to recognize prior hours and years of service for the former employees and current employees of Cornerstone Bank employed on or after the acquisition date of Cornerstone Bank. The Plan adopted an amendment which became effective January 1, 2007 to recognize prior hours, years of service and years of vesting service for former employees and current employees of Westbank employed on or after the acquisition date of Westbank.

Plan Merger

The 401(k) plan of the former Trust Company of Connecticut (“TCC Plan”) was merged into the Plan effective December 31, 2005. The TCC Plan had assets of $1,296,321 at the time of the merger. The 401(k) plan of the former Cornerstone Bank (“Cornerstone Plan”) was merged into the Plan effective November 1, 2006. The Cornerstone Plan had assets of $1,187,624 at the time of the merger. At the time of merger, participants could select investment options available to the Plan as of their respective merger date. The 401(k) plan of the former Westbank (“Westbank Plan”) has not yet been merged into the Plan. It is expected that the Westbank Plan will be merged into the Plan in 2008.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements and supplemental schedule of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and with the applicable accounting requirements of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).

Investments and Income Recognition

Investments are recorded at fair value as determined using quoted market prices. The certificate of deposit, as explained below, is stated at principal plus accrued interest. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Earnings from the funds are re-invested and added to the cost basis of the funds. Participant loans are recorded at cost, which approximates fair value.

Investment options available to participants include a NewAlliance Bank Certificate of Deposit Fund, which includes the NewAlliance Certificate of Deposit and the Burnham US Government Money Market Fund, and the NewAlliance Unitized Stock Fund, both of which are related parties as discussed in Note 5. The certificate of deposit interest rate is adjusted monthly on the first day of each month. For the years ended December 31, 2007 and 2006, the average rate on the certificate of deposit was 4.91% and 5.58%, respectively.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

The remaining investment options include, AIM Real Estate Fund, Excelsior Money Market Fund, Morley Stable Value Fund, Federated Intermediate Corp. Bond Inst. Svc. Fund, Oppenheimer Quest Balanced Value Fund, Franklin Templeton Conservative Target Fund, American Funds Europacific Growth Fund, Oppenheimer Main Street Opportunity Fund, Vanguard Index 500 Fund, Van Kampen Mid Cap Growth Fund, JP Morgan Small Cap Equity A Fund, and Goldman Sachs Mid Cap Value Fund. Contributions are invested through USI Securities, Inc., a related party as discussed in Note 5.

Administrative Expenses

The Bank may pay all or a portion of the expenses of the Plan, but it is not required to do so. Expenses paid by the Plan consist of administrative and distribution fees. Loan processing fees are charged to participant accounts. Administrative expenses of $6,826, $20,203 and $15,984 were paid by the Bank on behalf of the Plan for the years ended December 31, 2007, 2006 and 2005, respectively.

Benefit Payments
Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statements of changes in net assets available for benefits. The certificate of deposit held by the Plan exceeds federally insured limits. The Plan has not experienced any losses from this investment.

Reclassification
Prior years’ financial statements have been reclassified to conform to changes in the current financial statement presentation.

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

3.	Concentration of Investments

	As of December 31, 2007 and 2006, the fair values of individual investments that represented 5% or more of the Plan’s total net assets were:

		December 31,

	(In thousands)	2007	2006

	Vanguard Index 500 Fund	$13,882	$13,786
	NewAlliance Bancshares, Inc. Unitized Stock Fund	9,528	13,871
	NewAlliance Bank Certificate of Deposit Fund	5,952	5,858
	American Funds Europacific Growth Fund	4,070	2,912
	Oppenheimer Quest Balanced Value Fund	3,437	3,666
	Oppenheimer Main Street Opportunity Fund	2,761	-
	Morley Stable Value Fund	2,758	2,778

For the year ended December 31, 2007, there was net (depreciation) appreciation in the fair value of investments of $(3,766,486) related to equity investments, $102,495 related to common collective trust funds, $(402,016) related to investments in mutual funds, and $4 related to the certificate of deposit fund. For the year ended December 31, 2006, there was net appreciation in the fair value of investments of $1,600,380 related to equity investments, $107,654 related to common collective trust funds, $2,329,866 related to investments in mutual funds, and $160 related to the certificate of deposit fund.

4.	Differences Between Financial Statements and Form 5500

	The following is a reconciliation of net assets available for benefits per the financial statements for the Form 5500 as of December 31:

	(In thousands)	2007	2006

	Net assets available for benefits per the financial statements	$49,176	$50,789
	Amounts allocated to withdrawn participants	(115)	(353)

	Net assets available for benefits per Form 5500	$49,061	$50,436

The NewAlliance Bank 401(k) Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31:

(In thousands)	2007	2006

Benefits paid to the participants per the financial statements	$3,617	$3,141
Defaulted loan principal	(61)	(41)
Net distributions paid to participants	(353)	-
Amounts allocated to withdrawn participants	115	353

Benefits paid to the participants per Form 5500	$3,318	$3,453

5.	Transactions with Related Parties

Certain investment transactions are managed by USI Securities, Inc. USI Securities, Inc. is a related party to USI Consulting Group, Inc., the record keeper as defined by the Plan and, therefore, transactions with USI Securities, Inc. qualify as party-in-interest transactions. An investment option available in the Plan is the NewAlliance Bank Certificate of Deposit Fund, which includes a certificate of deposit issued by NewAlliance Bank, the Plan sponsor. The NewAlliance Bancshares, Inc. Unitized Stock Fund includes shares of common stock issued by NewAlliance Bancshares, Inc., the holding company of the Bank. Wachovia Bank N.A. is the trustee as defined by the Plan and, therefore, transactions with Wachovia Bank N.A. qualify as party-in-interest transactions. The Plan’s custodian invests certain funds at the Bank and administers participant directed investments in various investment options as designated by the participants. The Bank controls and manages the operation and administration of the Plan. No officers or employees of the Bank receive compensation from the Plan. Participant loans also qualify as party-in-interest transactions.

6.	Federal Income Tax Status

The Plan obtained its latest determination letter, dated October 17, 2002, in which the IRS stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) through amendments dated February 26, 2002. The Plan has been amended since February 26, 2002, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been made.

7.	Plan Termination

The Bank may terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become fully vested and are entitled to receive their respective shares of the Plan’s net assets after payment of all liabilities and expenses. As of December 31, 2007 the Plan had not expressed an intention to terminate and the Bank expects to continue the Plan indefinitely.

The NewAlliance Bank 401(k) Plan
EIN 06-0469580 Plan 002

Form 5500, Schedule H, Part IV, Item 4(i)
 Schedule of Assets (Held at End of Year)

December 31, 2007

	(b) Identity of Issue, Borrower,	(c) Description of Investment (Including Maturity Date, Rate		(e) Current
(a)	Lessor, or Similar Party	of Interest, Collateral, Par or Maturity Value)	(d) Cost	Value

			(In thousands)

*	NewAlliance Bank	Certificate of deposit: interest rate of 4.25%, no stated
		maturity, interest rate adjusted monthly	**	$5,462

*	USI Securities, Inc.	Money market mutual Funds
	Excelsior	Excelsior Money Market Fund	**	706
	Pioneer	Pioneer Cash Reserve	**	26
	Burnham	Burnham U. S. Treasury Money Market	**	490

*	USI Securities, Inc.	Common collective trust
	Union Bond & Trust Company	Morley Stable Value Fund	**	2,758

*	USI Securities, Inc.	Mutual funds
	Federated	Federated Intermediate Corporate Bond Inst. Svc. Fund	**	1,865
	Oppenheimer	Oppenheimer Quest Balanced Value Fund	**	3,437
	Franklin/Templeton	Franklin Templeton Conservative Target Fund	**	833
	AIM	AIM Real Estate Fund	**	484
	American Funds	American Funds Europacific Growth Fund	**	4,070
	Oppenheimer	Oppenheimer Main Street Opportunity Fund	**	2,761
	Vanguard	Vanguard Index 500 Fund	**	13,882
	Van Kampen	Van Kampen Mid Cap Growth Fund	**	486
	Goldman Sachs	Goldman Sachs Mid Cap Value Fund	**	341
	JP Morgan	JP Morgan Small Capital Equity Fund	**	956

*	USI Securities, Inc.	Equity
*	NewAlliance Bancshares, Inc.	Unitized Stock Fund	**	9,528

*	Various plan participants	Participant loans, various terms collateralized by vested account
		balance, interest rates ranging from 4.00% to 8.25%	$-	998

		Total		$49,083

*	Indicates party-in-interest
**	Cost information is not required for participant-directed funds.